Exhibit 99.2

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Condensed Consolidated Financial Statements
Six Months Ended
June 30, 2012 and 2011

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)
	June 30,
ASSETS:	2012	December 31,
	(unaudited)	2011
Real estate, at cost	$582,940	$586,633
Less accumulated depreciation and amortization	66,790	59,430
Real estate investments, net	516,150	527,203
Cash and cash equivalents	9,870	11,648
Restricted cash	1,608	671
Rent receivable -current	705	186
Rent receivable -deferred	6,262	6,899
Investment in non-consolidated entity	1,680	1,642
Deferred leasing costs, net	1,959	2,073
Deferred loan and other costs, net	564	473
Lease intangibles, net	43,096	50,077
Other assets	1,336	892
Total assets	$583,230	$601,764

LIABILITIES AND EQUITY:

Liabilities:
Mortgage notes payable	$259,033	$266,136
Accrued interest payable	1,158	1,261
Accounts payable and other liabilities	2,246	2,277
Deferred revenue-below market leases, net	859	1,451
Prepaid rent	2,488	1,552
Total Liabilities	265,784	272,677

Commitments and contingencies

Redeemable preferred equity	194,032	193,522

Partners' equity	123,414	135,565

Total liabilities and equity	$583,230	$601,764

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited and dollars in thousands)
	Six months ended June 30,
	2012	2011
Gross revenues:
Rental	$27,217	$30,571
Tenant reimbursements	525	383
Total gross revenues	27,742	30,954

Expenses applicable to revenues:
Depreciation and amortization	(14,653)	(16,299)
Property operating	(1,847)	(1,316)
General and administrative	(395)	(151)
Interest and amortization expense	(7,185)	(8,323)
Non-operating income	55	65

Income before state and local taxes, equity in loss of non-consolidated entity and discontinued operations	3,717	4,930
State and local taxes	(167)	(212)
Equity in loss of non-consolidated entity	(215)	(210)
Net income from continuing operations	3,335	4,508

Discontinued operations:
Income (loss) from discontinued operations	36	(2,482)
Provision for income taxes	—	(9)
Impairment charge	(553)	—
Gain on sale of property	—	2,732
Total discontinued operations	(517)	241
Net income	$2,818	$4,749

See accompanying notes to unaudited condensed consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY
(Unaudited and dollars in thousands)

Six months ended June 30, 2012	Lexington Realty Trust	Inland American (Net Lease) Sub, LLC	Total Partners' Equity
Balance at December 31, 2011	$16,105	$119,460	$135,565

Distributions	—	(9,940)	(9,940)

Net income (loss)	3,245	(427)	2,818

Increase in redeemable preferred equity	(754)	(4,275)	(5,029)

Balance at June 30, 2012	$18,596	$104,818	$123,414

Six months ended June 30, 2011
Balance at December 31, 2010	$11,419	$157,856	$169,275

Distributions	—	(9,899)	(9,899)

Net income (loss)	3,162	1,587	4,749

Increase in redeemable preferred equity	(890)	(5,042)	(5,932)

Balance at June 30, 2011	$13,691	$144,502	$158,193

See accompanying notes to unaudited condensed consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited and dollars in thousands)
	Six months ended June 30,
	2012	2011
Net cash provided by operating activities	$19,251	$16,730

Cash flows from investing activities:
Investment in real estate	(365)	(6,014)
Change in restricted cash	(937)	(104)
Leasing costs paid	—	(1,334)
Investment in non-consolidated entity in excess of accumulated earnings	(252)	—
Investment in loan receivable	(378)	—
Net proceeds from sale of property	2,635	—
Net cash provided by (used in) investing activities	703	(7,452)

Cash flows from financing activities:
Principal payments on debt	(29,553)	(21,052)
Proceeds from credit facility	22,450	—
Proceeds from notes payable-affiliate	—	20,077
Distributions to partners	(9,940)	(9,899)
Preferred equity distributions	(4,519)	(1,348)
Deferred loan costs	(170)	(68)
Net cash used in financing activities	(21,732)	(12,290)

Change in cash and cash equivalents	(1,778)	(3,012)

Cash and cash equivalents, at beginning of period	11,648	8,849

Cash and cash equivalents, at end of period	$9,870	$5,837

See accompanying notes to unaudited condensed consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
June 30, 2012 and 2011
(Unaudited and dollars in thousands)

(1)	The Partnership and Financial Statement Presentation
Net Lease Strategic Assets Fund L.P., together with its subsidiaries, (“the Partnership”), was formed on August 10, 2007 by LMLP GP LLC, the general partner, The Lexington Master Limited Partnership (the “MLP”), as a limited partner, and Inland American (Net Lease) Sub, LLC (“Inland”), a wholly-owned subsidiary of Inland American Real Estate Trust, Inc., as a limited partner, to invest in specialty single-tenant net leased real estate in the United States. On December 31, 2008, the MLP was merged into Lexington Realty Trust (“Lexington”) and ceased to exist. The Partnership conducts all of its operations through property owner subsidiaries. As of June 30, 2012, the Partnership owned 41 office, industrial and specialty properties located in 23 states and a 40% tenant-in-common interest in an office property.
As of June 30, 2012, the partners were entitled to a return on/of each of their respective capital contributions from operations as follows: (1) Inland, 9% on its common equity ($220,590 in common equity), (2) Lexington, 6.5% return on its unpaid preferred equity allocated to properties that were previously sold or refinanced ($116,459 in unpaid preferred equity) and 6.5% on its remaining preferred equity ($43,272 in remaining preferred equity), (3) Lexington, 9% on its common equity ($38,928 in common equity), (4) return of Lexington's preferred equity ($159,731 in preferred equity), (5) return of Inland's common equity ($220,590 in common equity), (6) return of Lexington's common equity ($38,928 in common equity) and (7) with any remaining cash flow allocated 65% to Inland and 35% to Lexington as long as Lexington was the general partner, if not, 85% to Inland and 15% to Lexington.
In addition, as of June 30, 2012, the partners were entitled to a return on/of each of their respective capital contributions from capital events as follows: (1) return of Lexington's unpaid preferred equity allocated to properties that were previously sold or refinanced, (2) Inland, to the extent of any unpaid 9% return on its common equity, (3) Lexington, to the extent of any unpaid return on Lexington's preferred equity, (4) return of Lexington's preferred equity allocation with respect to the asset(s) involved in the capital event, (5) Lexington, to the extent of any unpaid 9% return on its common equity, (6) return of Inland's common equity, (7) return of Lexington's remaining preferred equity, (8) return of Lexington's common equity, and (9) with any remaining amount allocated 65% to Inland and 35% to Lexington as long as Lexington was the general partner, if not, 85% to Inland and 15% to Lexington.
As of June 30, 2012, profits and losses were allocated using the hypothetical liquidation book value method in accordance with the Partnership agreement. The Partnership agreement could be terminated by either partner on or after March 1, 2015.
During the second quarter of 2012, the partners entered into an agreement whereby either (1) Lexington would sell its interest in NLS to Inland for a $219,838, 7.07% non-recourse promissory note which matures on December 21, 2012 or (2) Lexington would purchase Inland's interest in NLS for $14,374 in cash, in either case with a closing on October 1, 2012. The sale and/or purchase price amounts were to be reduced by distributions received by each respective partner between April 27, 2012 and October 1, 2012. Inland was required to deliver a written response by September 17, 2012 of its intention to either buy Lexington's interest in NLS or sell its interest in NLS to Lexington. If no notice was delivered by September 17, 2012, Inland would have been deemed to have irrevocably agreed to sell its interest in NLS to Lexington (see note 11).
Basis of Presentation and Consolidation. The Partnership's unaudited condensed consolidated financial statements are prepared on the accrual basis of accounting. The financial statements reflect the accounts of the Partnership and its consolidated subsidiaries. The Partnership consolidates its wholly owned subsidiaries, partnerships and joint ventures which it controls (i) through voting rights or similar rights or (ii) by means other than voting rights if the Partnership is the primary beneficiary of a variable interest entity ("VIE"). Entities which the Partnership does not control and entities which are VIEs in which the Partnership is not the primary beneficiary are accounted for under appropriate U.S. generally accepted accounting principles (“GAAP”).

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
June 30, 2012 and 2011
(Unaudited and dollars in thousands)

Preferred Equity. The Partnership has classified Lexington's preferred equity as temporary equity in the mezzanine section of the balance sheet in accordance with SEC Accounting Series Release No. 268 Presentation in Financial Statements of Redeemable Preferred Stocks (“ASR 268”). As of June 30, 2012, the preferred equity could be redeemed (1) upon sale of certain assets, (2) in liquidation of the Partnership, or (3) in the 10th year of the Partnership by the Partnership or by Lexington. Lexington was entitled to a redemption amount equal to the total of preferred equity contributions plus the cumulative 6.5% preferred return that has not been distributed. As of June 30, 2012, Lexington had (1) made preferred equity contributions of $162,487, (2) received $18,963 as a preferred return on its preferred equity and (3) received an increase in its preferred equity since inception of $50,508. As of June 30, 2012, this preferred equity was carried at redemption value, which approximates estimated fair value, on the balance sheet.
(2)    Real Estate and Discontinued Operations
During the six months ended June 30, 2012, the Partnership sold its interest in the Fort Collins, Colorado property to an unaffiliated third party for $2,700. The Partnership recorded an impairment charge of $553 relating to the transaction. During the six months ended June 30, 2011, the Partnership sold its interest in the Allen, Texas office property to Lexington for the assumption of a $30,582 third party non-recourse mortgage loan and a $6,875 related party mezzanine loan (see note 7). The Partnership recognized a $2,732 gain on sale in 2011 relating to the transaction. The following presents summarized operating results for discontinued operations during the six months ended June 30, 2012 and 2011.

	Six Months Ending June 30,
	2012	2011
Total gross revenues	$98	$1,343
Pre-tax income (loss), including gain on sale	$(517)	$250

(3)    Investment in Non-Consolidated Entity
One of the Partnership's subsidiaries has a 40% tenant-in-common interest in a property located in Oklahoma City, Oklahoma (the 40% tenant-in-common interest is referred to as “TIC”). The property is 100% leased as of June 30, 2012. As of June 30, 2012 and December 31, 2011, the Partnership's investment in TIC was $1,680 and $1,642, respectively.
TIC's property is subject to a non-recourse mortgage of $14,329 as of June 30, 2012, which bears interest at 5.24% and matures in 2015.
The following is summary historical cost basis selected balance sheet data as of June 30, 2012 and December 31, 2011 and statement of operations data for the six months ended June 30, 2012 and 2011 for TIC's property:

	As of 6/30/2012	As of 12/31/2011
Real estate, net	$12,391	$11,957
Cash and restricted cash	319	768
Mortgage payable	14,329	14,434
Partners' equity	(1,465)	(1,637)

	Six months ended
	6/30/2012	6/30/2011
Gross rental revenues	$811	$864
Interest expense	(381)	(384)
Depreciation and amortization	(700)	(687)
Other expense, net	(189)	(241)
Net loss	$(459)	$(448)

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
June 30, 2012 and 2011
(Unaudited and dollars in thousands)

The difference between the Partnership's purchase price for the investment in TIC and the Partnership's equity position in TIC of $2,978 is being accreted over the useful lives of TIC's assets. The Partnership recognized expense of $31 during each of the six months ended June 30, 2012 and 2011, relating to this difference.
For the six months ended June 30, 2012 and 2011, Lexington Realty Advisors, Inc. (“LRA”) and Lexington-MKP Management L.P., affiliates of Lexington, earned in the aggregate $39 and $43, respectively, in asset management fees with respect to the TIC property, which are included in other expenses, net, above.
(4)    Mortgage Notes Payable
The Partnership had mortgage notes payable outstanding of $259,033 and $266,136 at June 30, 2012 and December 31, 2011, respectively. At June 30, 2012, interest rates on the mortgage notes payable ranged from 2.5% to 8.5%, with a weighted-average interest rate of 5.2% and the mortgage notes payable mature between 2013 and 2025. At December 31, 2011, interest rates ranged from 2.5% to 8.5%, with a weighted-average interest rate of 5.5%.
In May 2012, the Partnership amended its secured credit facility with T.D. Bank, N.A. ("T.D. Bank"), which consisted of a $35,000 term loan, to include a $30,000 revolving line of credit. The revolving line of credit matures in April 2013, but can be extended to July 2014 at the Partnership's option. The term loan matures in July 2014, but can be extended for up to two years upon the satisfaction of certain conditions. The T.D. Bank facility is currently secured by a borrowing base of 17 properties. The facility requires monthly payments of interest only at an interest rate dependent on the borrowing base portfolio debt yield, as defined, of: 2.25% plus LIBOR if the debt yield is equal to or more than 25%; 2.40% plus LIBOR if the debt yield is between 20% and 25%; or 2.55% plus LIBOR if the debt yield is below 20%. As of June 30, 2012, $35,000 was outstanding under the term loan and $22,450 was outstanding under the revolving line of credit. The T.D. Bank facility is subject to financial covenants which the Partnership was in compliance with at June 30, 2012.
(5)    Management Agreement
The Partnership entered into a management agreement with LRA, whereby LRA received (1) a partnership management fee of 0.375% of the equity capital, as defined therein, (2) a property management fee of up to 3.0% of actual gross revenues from certain assets for which the landlord is obligated to provide property management services (contingent upon the recoverability under the applicable lease), and (3) an acquisition fee of 0.5% of the gross purchase price of each acquired asset by the Partnership. During the six months ended June 30, 2012 and 2011, LRA earned a management fee of $572 and $553, respectively, of which $288 was payable as of June 30, 2012 (see note 11).
(6)    Concentration of Risk
The Partnership seeks to reduce its operating and leasing risks through geographic diversification, avoiding dependency on a single property and the credit worthiness of its tenants.
For the six months ended June 30, 2012 and 2011, T-Mobile USA, Inc., the guarantor of leases at five properties, represented 12% and 11%, respectively, of total gross revenues.
Cash and cash equivalent balances exceed insurable amounts at times. The Partnership believes it mitigates this risk by investing in or through major financial institutions.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
June 30, 2012 and 2011
(Unaudited and dollars in thousands)

(7)    Related Party Transactions
On May 5, 2011, Lexington made a $6,875 non-recourse mezzanine loan to the Partnership that bore interest at 15% per annum, matured in March 2018 and was secured by the Partnership's interest in Lexington Allen Manager LLC and Lexington Allen L.P. (the entities that own the Allen, Texas property). On May 31, 2011, Lexington exercised a related purchase option and acquired the Allen, Texas property through the assumption of the $30,582 first mortgage and $6,875 mezzanine loan secured by the property.
In May 2011, Lexington loaned a wholly-owned subsidiary of the Partnership, at a 7.4% interest rate, $13,202 to satisfy a non-recourse mortgage balloon payment. The loan was repaid in full in July 2011.
In August 2010, a wholly-owned subsidiary of the Partnership, borrowed $7,614 from an affiliate of Lexington to repay its outstanding non-recourse mortgage loan. The related party note payable had an interest rate of 6.93% and was satisfied in July 2011.
In addition to fees earned on the TIC property, Lexington-MKP Management L.P. earned $6 in property management fees during the six months ended June 30, 2012.
(8)    Fair Value Measurements
The following table presents the Partnership's asset from continuing operations measured at fair value on a non-recurring basis during 2011 by the level in the fair value hierarchy within which the measurements fell:

		Fair Value Measurements Using
Description	2011	(Level 1)	(Level 2)	(Level 3)
Impaired real estate asset*	$1,840	$—	$—	$1,840
*Represents a non-recurring fair value measurement.
The Partnership estimates the fair value of its real estate assets by using income and market valuation techniques. The Partnership may estimate fair values using market information such as broker opinions of value, recent sales data for similar assets or discounted cash flow models, which primarily rely on Level 3 inputs. The cash flow models include estimated cash inflows and outflows over a specified holding period. These cash flows may include contractual rental revenues, projected future rental revenues and expenses and forecasted tenant improvements and lease commissions based upon market conditions determined through discussion with local real estate professionals, experience the Partnership has with its other owned properties in such markets and expectations for growth. Capitalization rates and discount rates utilized in these models are estimated by management based upon rates that management believes to be within a reasonable range of current market rates for the respective properties based upon an analysis of factors such as property and tenant quality, geographical location and local supply and demand observations. To the extent the Partnership under estimates forecasted cash outflows (tenant improvements, lease commissions and operating costs) or over estimates forecasted cash inflows (rental revenue rates), the estimated fair value of its real estate assets could be overstated.
Fair values cannot be determined with precision, may not be substantiated by comparison to quoted prices in active markets and may not be realized upon sale. Additionally, there are inherent uncertainties in any fair value measurement technique, and changes in the underlying assumptions used, including discount rates, liquidity risks and estimates of future cash flows, could significantly affect the fair value measurement amounts.
Cash Equivalents, Restricted Cash, Accounts Receivable and Accounts Payable.  The Partnership estimates that the fair value approximates carrying value due to the relatively short-term nature of these instruments.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
June 30, 2012 and 2011
(Unaudited and dollars in thousands)

Mortgage Notes Payable.  The Partnership determines the fair value of these instruments based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. Based on this, the Partnership has determined that the fair value of these instruments was $241,777 and $248,107 as of June 30, 2012 and December 31, 2011, respectively. The Partnership has applied fair value guidance in accordance with GAAP to evaluate the fair value of these instruments at June 30, 2012 and December 31, 2011.
(9)    Commitments and Contingencies
The Partnership is obligated under certain tenant leases to fund tenant improvements and/or the expansion of the underlying leased properties.
(10)    Supplemental Disclosure of Statement of Cash Flow Information
During the six months ended June 30, 2012 and 2011, the Partnership paid $7,195 and $9,223, respectively, for interest and $257 and $285, respectively, for state and local taxes.
(11)    Subsequent Events
On August 31, 2012, the Partnership, the partners of the Partnership and Lepercq Corporate Income Fund L.P., ("LCIF"), an operating partnership subsidiary of Lexington, entered into an agreement whereby LCIF agreed to acquire Inland's interest in the Partnership for $9,438. Prior to the closing of the transaction, LCIF transferred 98% of its rights to acquire Inland's interest to Lexington and Lexington transferred 2% of its common and preferred equity interests in the Partnership to LCIF. After the closing of the transaction, which was effective September 1, 2012, Lexington owned 98% of the Partnership's common and preferred equity and LCIF owned 2% of the Partnership's common and preferred equity. In connection with the transaction, the management agreement with LRA described in note 5 was terminated.